CONSOLIDATED FINANCIAL STATEMENTS

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share amounts, U.S. GAAP)
(Unaudited)

	Sept. 24,	March 26,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	$109,654	$74,369
Restricted cash and cash equivalents	-	15,720
Trade accounts receivable – less allowance for doubtful accounts of $33 (March 26, 2010 –$12)	17,328	27,038
Other accounts receivable – less allowance for doubtful accounts of $Nil (March 26, 2010 – $Nil)	3,491	4,248
Inventories	25,744	26,225
Prepaid expenses and other	2,414	2,305
Current assets held-for-sale	-	750
Deferred income tax assets – current portion	5	2,000
	158,636	152,655

Fixed assets – net of accumulated depreciation of $30,790 (March 26, 2010 – $42,283)	8,875	10,992
Deferred income tax assets – long-term portion	7,586	7,584
Intangible assets – net	38,020	41,871
Other assets	1,282	1,603
	$214,399	$214,705
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$16,977	$15,178
Employee-related payables	8,603	13,452
Income and other taxes payable	1,210	1,006
Current portion of provisions for exit activities	270	379
Other accrued liabilities	7,025	7,123
Deferred revenue	4,187	4,493
Deferred income tax liabilities – current portion	261	29
	38,533	41,660

Long-term debt – convertible debentures	69,048	68,900
Long-term portion of provisions for exit activities	124	246
Pension liabilities	439	16,636
Long-term accrued income taxes	2,211	2,208
Other long-term liabilities	758	569
	111,113	130,219
Redeemable preferred shares, unlimited shares authorized; non-voting; 966,600 shares issued and outstanding (March 26, 2010 – 1,001,600 shares issued and 999,000 shares outstanding)	12,372	12,787

Guarantees, commitments and contingencies (Notes 10 and 11)

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,769,717 shares issued and 121,069,717 outstanding (March 26, 2010 – 121,606,782 shares issued and 120,906,782 outstanding)	731,799	733,357
Treasury shares, at cost, 700,000 shares (March 26, 2010 – 700,000 shares)	(1,289)	(1,289)
Additional paid-in capital	41,223	39,838
Deficit	(647,553)	(664,110)
Accumulated other comprehensive loss	(33,266)	(36,097)
	90,914	71,699
	$214,399	$214,705

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands of U.S. dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended		Six Months Ended
	Sept. 24,	Sept. 25,	Sept. 24,	Sept. 25,
	2010	2009	2010	2009

Revenue	$59,892	$49,766	$118,556	$99,421
Cost of revenue	29,491	24,782	58,306	49,718
Gross margin	30,401	24,984	60,250	49,703

Expenses:
Research and development (“R&D”)	10,682	9,369	21,247	17,596
Selling and administrative (“S&A”)	9,575	9,489	19,708	19,102
Amortization of intangible assets	1,735	1,735	3,471	3,471
Loss on pension settlement	-	-	1,880	-
Contract impairment	-	-	-	809
Recovery of current asset	(282)	(768)	(282)	(768)
	21,710	19,825	46,024	40,210
Operating income	8,691	5,159	14,226	9,493

Loss on repurchase of convertible debentures	-	(316)	-	(316)
Interest income	72	43	102	88
Interest expense	(1,020)	(973)	(2,044)	(1,876)
Amortization of debt issue costs	(161)	(160)	(321)	(320)
Foreign exchange gain (loss)	(68)	(2,999)	413	(6,879)
Income from continuing operations before income taxes	7,514	754	12,376	190
Income tax expense	(295)	(46)	(769)	(64)
Income from continuing operations	7,219	708	11,607	126
Discontinued operations, net of tax	-	12	5,868	78
Net income	$7,219	$720	$17,475	$204

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$6,758	$135	$16,170	$(870)

Income (loss) per common share from continuing operations:
Basic	$0.06	$0.00	$0.09	$(0.01)
Diluted	$0.05	$0.00	$0.08	$(0.01)

Income per common share from discontinued operations:
Basic	$-	$0.00	$0.05	$0.00
Diluted	$-	$0.00	$0.04	$0.00

Net income (loss) per common share:
Basic	$0.06	$0.00	$0.13	$(0.01)
Diluted	$0.05	$0.00	$0.12	$(0.01)

Weighted average number of common shares outstanding (thousands):
Basic	121,132	122,426	121,026	122,426
Diluted	153,642	123,510	153,043	122,426

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended		Six Months Ended
	Sept. 24,	Sept. 25,	Sept. 24,	Sept. 25,
	2010	2009	2010	2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income	$7,219	$720	$17,475	$204
Depreciation of fixed assets	751	949	1,549	1,925
Amortization of other assets	1,896	1,963	3,792	3,948
Stock compensation expense	380	325	720	688
Other non-cash changes in operating activities	(921)	2,665	(4,357)	7,055
Deferred income taxes	295	(71)	2,224	83
Payment on settlement of pension	(14,586)	-	(14,586)	-
Decrease (increase) in working capital:
Trade accounts and other receivables	3,270	2,692	10,468	1,079
Inventories	(1,518)	(878)	(2,494)	(2,523)
Prepaid expenses and other	(335)	(247)	(203)	(317)
Payables and other accrued liabilities	(434)	(796)	(4,457)	(1,879)
Deferred revenue	(77)	1,898	(306)	1,915
Total	(4,060)	9,220	9,825	12,178

Investing activities:
Expenditures for fixed assets	(643)	(411)	(1,517)	(986)
Proceeds from disposal of fixed assets	736	-	736	-
Proceeds from sale of business – net	-	-	13,509	-
Release of restricted cash on settlement of pension	14,723	-	14,723	-
Total	14,816	(411)	27,451	(986)

Financing activities:
Repurchase of long-term debt	-	(13)	-	(13)
Payment of dividends on preferred shares	(460)	(466)	(936)	(943)
Repurchase of preferred shares	(6)	(433)	(802)	(705)
Repurchase of common shares	(715)	-	(715)	-
Exercise of stock options	405	-	478	-
Total	(776)	(912)	(1,975)	(1,661)

Effect of currency translation on cash	781	672	(16)	1,169

Increase in cash and cash equivalents	10,761	8,569	35,285	10,700

Cash and cash equivalents, beginning of period	98,893	47,137	74,369	45,006

Cash and cash equivalents, end of period	$109,654	$55,706	$109,654	$55,706

 (See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Common Shares
	Number (thousands)	Amount	Additional Paid-in Capital	Treasury Shares, at Cost	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, March 27, 2009	122,426	$738,818	$33,969	-	$(669,872)	$(35,263)	$67,652
Net loss	-	-	-	-	(516)	-	(516)
Foreign currency translation adjustment	-	-	-	-	-	(28)	(28)
Minimum pension liability	-	-	-	-	-	(94)	(94)
Comprehensive loss	-	-	-	-	-	-	$(638)
Stock compensation expense	-	-	363	-	-	-	363
Preferred share dividends	-	-	-	-	(477)	-	(477)
Premium on preferred share repurchases	-	-	(12)	-	-	-	(12)
Balance, June 26, 2009	122,426	$738,818	$34,320	-	$(670,865)	$(35,385)	$66,888

Net income	-	-	-	-	720	-	720
Foreign currency translation adjustment	-	-	-	-	-	(4)	(4)
Minimum pension liability	-	-	-	-	-	(290)	(290)
Comprehensive income	-	-	-	-	-	-	$426
Stock compensation expense	-	-	325	-	-	-	325
Preferred share dividends	-	-	-	-	(466)	-	(466)
Premiums on preferred share repurchases	-	-	(119)	-	-	-	(119)
Balance, Sept. 25, 2009	122,426	$738,818	$34,526	-	$(670,611)	$(35,679)	$67,054

Balance, March 26, 2010	120,907	$733,357	$39,838	$(1,289)	$(664,110)	$(36,097)	$71,699
Net income	-	-	-	-	10,256	-	10,256
Foreign currency translation adjustment	-	-	-	-	-	(49)	(49)
Minimum pension liability	-	-	-	-	-	2,817	2,817
Comprehensive income	-	-	-	-	-	-	$13,024
Issuance of common shares under share benefit plans	88	101	(28)	-	-	-	73
Stock compensation expense	-	-	227	-	-	-	227
Preferred share dividends	-	-	-	-	(460)	-	(460)
Premium on preferred share repurchases	-	-	(384)	-	-	-	(384)
Balance, June 25, 2010	120,995	$733,458	$39,653	$(1,289)	$(654,314)	$(33,329)	$84,179

Net income	-	-	-	-	7,219	-	7,219
Foreign currency translation adjustment	-	-	-	-	-	63	63
Comprehensive income	-	-	-	-	-	-	$7,282
Issuance of common shares under share benefit plans	446	579	(174)	-	-	-	405
Common share repurchase	(371)	(2,238)	1,523	-	-	-	(715)
Stock compensation expense	-	-	224	-	-	-	224
Preferred share dividends	-	-	-	-	(458)	-	(458)
Premiums on preferred share repurchases	-	-	(3)	-	-	-	(3)
Balance, Sept. 24, 2010	121,070	$731,799	$41,223	$(1,289)	$(647,553)	$(33,266)	$90,914

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, U.S. GAAP)
(Unaudited)

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) in United States (“U.S.”) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements.  Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (“GAAP”) for complete financial statements.  In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the results for the interim periods presented, in accordance with U.S. GAAP, applied on a consistent basis.  The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

The balance sheet at March 26, 2010, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.  These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 26, 2010.  The Company's Fiscal year-end is the last Friday in March.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

The Company has aggregated its operating segments under the criteria set forth by the Segment Reporting Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and is viewed as a single reporting segment.

2.	Recently Issued Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

3.	Derivatives and Hedging Activities

The Company operates globally and, therefore, incurs expenses in currencies other than its U.S. dollar functional currency. The Company utilizes certain derivative financial instruments, including forward and option contracts, to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  The Company does not use derivative contracts for speculative purposes.

In accordance with the Derivatives and Hedging Topic of the FASB ASC, all derivative instruments are carried on the Company’s balance sheet at fair value, and are reflected in prepaid expenses or other accrued liabilities. The Company primarily designates derivatives as cash flow hedges.  When the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss).  The gains and losses associated with ineffective portions of the derivative, as well as any derivatives not designated as part of a hedging relationship, or terminated hedges, are recognized in net income (loss) immediately within the foreign exchange line item of the Statement of Income (Loss).

At September 24, 2010 and March 26, 2010, the Company held no derivative financial instruments.

4.	Fair Value Measurements

The Company adopted the Fair Value Measurements and Disclosure Topic of the FASB ASC as of March 29, 2008. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Topic defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

September 24, 2010
None	$-	$-	$-	$-
	$-	$-	$-	$-

March 26, 2010
Assets:
Restricted cash and cash equivalents	$15,720	$-	$-	$15,720
	$15,720	$-	$-	$15,720

The Company's financial instruments include cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts (“foreign exchange contracts”), redeemable preferred shares and convertible debentures.  Due to the short-term maturity of cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value.  The fair value of the foreign exchange contracts reflects the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.  The fair value of all the Company’s financial instruments approximates their carrying value with the exception of the convertible debentures and redeemable preferred shares.

Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows (in thousands):

	Carrying Value	Fair Value
September 24, 2010
Convertible debentures	$69,048	$73,191
Redeemable preferred shares	$12,372	$23,659

March 26, 2010
Convertible debentures	$68,900	$68,893
Redeemable preferred shares	$12,787	$23,506

See also Notes 9 and 12 for additional disclosure on these balance sheet items.

5.	Inventories

Inventories (net of obsolescence provisions of $6.3 million and $8.5 million at September 24, 2010 and March 26, 2010, respectively) consist of the following (in thousands):

	Sept. 24, 2010	March 26, 2010

Raw materials	$2,107	$3,246
Work-in-process	17,536	15,782
Finished goods	6,101	7,197
	$25,744	$26,225

6.	Intangible Assets

The Company acquired the optical in/out (“I/O”) business of Primarion Inc. (“Primarion”) in Fiscal 2007 and the shares of Legerity Holdings Inc. (“Legerity”) in Fiscal 2008. During the first quarter of Fiscal 2011, the Company sold all intangible assets originally acquired from Primarion.  See Note 19 for a discussion of this sale.  The intangible asset values related to these acquisitions are as follows (in thousands):

	Sept. 24, 2010			March 26, 2010
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$37,680	$(14,915)	$22,765	$38,280	$(13,141)	$25,139
Customer relationships	22,325	(7,070)	15,255	23,115	(6,383)	16,732
Non-competition agreements	-	-	-	520	(520)	-
Total	$60,005	$(21,985)	$38,020	$61,915	$(20,044)	$41,871

Total amortization expense in the three and six month periods ended September 24, 2010, and September 25, 2009 were $1.7 million and $3.5 million, respectively.

Assuming no subsequent impairment or sale of the underlying assets, the estimated future amortization expense related to these intangible assets is expected to be as follows: Fiscal 2011 – $3.5 million; Fiscal 2012 – $6.9 million; Fiscal 2013 – $6.9 million; Fiscal 2014 – $6.9 million; Fiscal 2015 – $6.9 million; thereafter – $6.9 million.

The acquired intangible assets are being amortized on a straight-line basis over their weighted average useful lives as follows:

Proprietary technology	8 years
Customer relationships	10 years
Total (weighted average life)	8.7 years

7.	Provisions for Exit Activities

The Company has implemented the following restructuring activities in recent years:

Fourth Quarter Fiscal 2009 Restructuring Plan

In connection with the activities related to this plan, since initiation, a total of $4.5 million has been incurred by the Company to September 24, 2010.  The total provision remaining under this plan is $0.2 million.

Workforce Reductions

During the fourth quarter of Fiscal 2009, as a result of the economic slowdown, the Company announced planned restructuring actions to help maintain profitability by reducing its workforce by six to eight percent.

During the first quarter of Fiscal 2011, the Company made final cash payments of $0.1 million in relation to the workforce reduction activities under this plan.  There is no remaining severance provision related to this plan at September 24, 2010, with no additional severance expenses relating to this plan expected in future periods.

Lease and Contract Settlement

As at September 24, 2010, there remains a provision for lease and contract settlement of $0.2 million related to this restructuring plan.  This will be paid over the lease term, which expires in Fiscal 2014, unless settled earlier.

Other Restructuring Plans: Fiscal 2002-Fiscal 2008

Lease and Contract Settlement

As at September 24, 2010, there remains a lease and contract settlement provision of $0.2 million related to restructuring plans implemented from Fiscal 2002 to 2008.  This will be paid over the lease term, which expires in Fiscal 2012, unless settled earlier.

Restructuring Provisions Continuity

The following table summarizes the continuity of these restructuring provisions for the three and six month periods ended September 24, 2010 (in thousands):

	Workforce Reduction	Lease and Contract Settlement	Total

Balance, March 26, 2010	$79	$546	$625
Charges	-	-	-
Cash draw-downs	(75)	(78)	(153)
Reversals	(4)	-	(4)
Non-cash changes	-	(2)	(2)
Balance, June 25, 2010	-	466	466
Charges	-	-	-
Cash draw-downs	-	(74)	(74)
Reversals	-	-	-
Non-cash changes	-	2	2
Balance, September 24, 2010	-	394	394
Less: Long-term portion	-	(124)	(124)
Current portion of provisions for exit activities as at September 24, 2010	$-	$270	$270

8.	Current assets held-for-sale

During the second quarter of Fiscal 2011, the Company completed the sale of certain land and buildings in its U.K. facilities, for $0.7 million.  These assets were classified as current assets held-for-sale at March 26, 2010 and had a net book value of $0.8 million. The associated loss of $32,000 was included in Selling and Administrative expenses.

9.	Long-Term Debt – Convertible Debentures

The Company has unsecured, subordinated convertible debentures with a carrying amount of $69.0 million (Cdn $70.9 million), maturing on September 30, 2012, bearing interest at 6.0% per annum and paid semi-annually. The Company may, at its option, elect to satisfy its obligation to pay the principal or interest amount of the convertible debentures, in whole or part, by the issuance of freely tradable common shares of the Company.

If the Company elected to satisfy its obligation for principal on the convertible debentures by issuing shares, the number of common shares to be issued would be determined by multiplying the aggregate redemption price by 95% of the then current market price of the Company’s common shares.

The Company may elect to satisfy its obligation for interest on the convertible debenture by issuing shares.  Such election would require customary regulatory approval prior to issuance of the shares.  The number of shares to be issued would be the amount sufficient to be sold in the market to satisfy the interest payable.

The Company may not redeem the convertible debentures prior to September 30, 2011.  Between October 1, 2011 and September 30, 2012, upon 30 days notice, the Company may elect to call the convertible debentures for payment in cash if the current market price of the common shares is greater than $2.98 (Cdn $3.06).

The convertible debentures are convertible under certain conditions, at the option of the holder, into a maximum of 28.9 million common shares at a conversion price of $2.39 (Cdn $2.45) per share.

As a result of the convertible debentures being denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar, the Company is required to revalue the convertible debentures into U.S. dollars at the period-end exchange rate.  As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

In July 2009, the Company completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  The Company expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.

10.	Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  The Company has an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by its former Communications Systems business (“Systems”), which is now owned by and operated as Mitel Networks Corporation (“Mitel”).  Mitel’s common shares are listed under the symbol “MITL” on the NASDAQ stock market. This performance guarantee remained with the Company following the sale of the Systems business.  The project agreement and the Company’s performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at September 24, 2010, was $31.7 million (20.0 million British pounds), assuming the Company is unable to secure the completion of the project.  The Company was not aware of any factors as at September 24, 2010 that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements.  The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at September 24, 2010, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry.  These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.  The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers.  Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

On a limited basis, the Company indemnifies customers against combinations of loss, expense, or liability, arising from various triggering events related to the sale and use of Company products.  The Company has not accrued any liabilities related to such indemnification obligations in the consolidated financial statements.  Additionally, the Company carries insurance to help mitigate against the financial impact of such claims.  As at September 24, 2010, the Company does not expect these indemnification obligations to have a material impact on its consolidated financial statements.

The Company records a liability based on its assessment of current warranty claims outstanding and historical experience.  The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at September 24, 2010, the warranty accrual was $0.1 million (March 26, 2010 - $0.1 million).

11.	Commitments and Contingencies

The Company has credit facilities of $1.5 million (Cdn $1.5 million) and had letters of credit outstanding as at September 24, 2010 of $0.6 million (March 26, 2010 - $0.5 million), related primarily to the Company’s Supplementary Executive Retirement Plan (“SERP”). These letters of credit expire within three months, and are typically renewed annually.

At March 26, 2010, the Company had pledged $14.7 million (114.0 million Swedish krona) as security toward the settlement of the Swedish pension liability. This amount was presented on the Company’s financial statements as restricted cash and cash equivalents.  During the first quarter of Fiscal 2011 the Company settled the Plan and used the restricted cash to fund the settlement. See Note 17 of these financial statements for discussion of the settlement of the Swedish pension liability.

The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business.  The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company’s tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

12.	Redeemable Preferred Shares

During the three and six months ended September 24, 2010, the Company repurchased 200 and 32,400 preferred shares, respectively. All preferred shares repurchased were cancelled. During the same periods in Fiscal 2010, the Company repurchased 24,500 and 44,800 preferred shares, and cancelled 30,800 and 44,800 preferred shares, respectively.

Fixed cumulative cash dividends are payable quarterly at a rate of $0.48 (Cdn $0.50) per share. During the second quarter of Fiscal 2011, the Company declared dividends on its redeemable preferred shares of $0.5 million, resulting in a cumulative dividend of $0.9 million for the first half of Fiscal 2011.  This was based on first and second quarter Fiscal 2011 dividends of $0.48 (Cdn $0.50), and $0.47 (Cdn $0.50) per share, respectively.   In the second quarter of Fiscal 2010, the Company paid dividends of $0.5 million, resulting in a cumulative dividend of $0.9 million in the first half of Fiscal 2010. This was based on first and second quarter Fiscal 2010 dividends of $0.46 (Cdn $0.50), and $0.46 (Cdn $0.50) per share, respectively.  See also Note 4 for fair value disclosure.

13.	Capital Stock

a)	The Company has neither declared nor paid any dividends on its common shares.

b)
The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted monthly average number of shares outstanding during the respective periods.  Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares, the average share price for the period and dilutive common share equivalents.

Net income (loss) attributable to common shareholders is computed as follows (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Net income, as reported	$7,219	$720	$17,475	$204
Dividends on preferred shares	(458)	(466)	(918)	(943)
Premiums on repurchase of preferred shares	(3)	(119)	(387)	(131)
Net income (loss) attributable to common shareholders	$6,758	$135	$16,170	$(870)
Interest expense on convertible debentures after tax	707	-	1,421	-
Issue costs on convertible debentures after tax	111	-	222	-
Net income (loss) attributable to common shareholders on a diluted basis	$7,576	$135	$17,813	$(870)

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company’s basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options and common share equivalents, as their effect is anti-dilutive.

For the six months ended September 25, 2009, all stock options and common share equivalents were excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported loss for the period.

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Weighted average common shares outstanding	121,132,305	122,425,682	121,026,342	122,425,682
Dilutive effect of stock options	3,585,876	1,084,406	3,092,572	-
Dilutive effect of convertible debentures	28,924,081	-	28,924,081	-
Weighted average common shares outstanding, assuming dilution	153,642,262	123,510,088	153,042,995	122,425,682

The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive due to the average market price for the Company’s common shares during the periods being less than the exercise price of the options:

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Number of outstanding options	4,635,125	10,326,338	4,640,125	10,326,338

Average exercise price per share	$2.36	$1.94	$2.36	$1.94

The following common share equivalents relating to the Company’s convertible debentures have been excluded from the computation of diluted income (loss) per share because they were anti-dilutive:

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Number of common share equivalents upon conversion of debentures	-	28,925,871	-	28,929,262

Conversion price per share (1)	$-	$2.22	$-	$2.15

(1)	Conversion price is fixed at Cdn $2.45. Amount is calculated at the average Cdn/U.S. exchange rate for the quarter.

c)	Share repurchase program

During the first quarter of Fiscal 2011, the Company renewed its common share buy-back program.  The share buy-back program allows the Company to purchase up to 11,874,330 common shares, or about 10% of its public float as of May 31, 2010, from June 7, 2010 to June 6, 2011. The bid does not commit the Company to make any share repurchases.  The timing and exact number of common shares purchased under the bid will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by the Company under the bid will be cancelled.  During the first and second quarters of Fiscal 2011, Nil and 371,300 common share repurchases were made, respectively.  No common share repurchases were made during the first and second quarters of Fiscal 2010. Details of the share repurchases are as follows (in thousands except number of shares and per share amounts):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009
Number of shares	371,300	-	371,300	-
Aggregate purchase price	$715	$-	$715	$-
Weighted average cost per share	$1.92	$-	$1.92	$-

The difference between the average carrying value and the amount paid to acquire the shares has been recorded to additional paid-in capital.

14.	Stock-Based Compensation

Stock compensation expense has been recorded as follows (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009
Selling and administrative	$281	$266	$534	$564
Research and development	80	42	149	89
Cost of revenue	19	17	37	35
	$380	$325	$720	$688

The Stock Compensation Topic of the FASB ASC requires that stock-based awards to employees be recorded at fair value. The estimated fair value of awards is amortized to expense over the requisite service period of the awards on a straight-line basis.

There were no options granted during the first and second quarters of Fiscal 2011. The fair value of the Company’s stock option awards to employees was estimated using the Black-Scholes-Merton option pricing model.  This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, dividends, and expected option lives. In addition, the Topic requires that the Company estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company’s stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. When options are exercised, the Company issues new common shares.

The fair value of the Company’s stock option awards was estimated using the Black-Scholes-Merton option pricing model with the following weighted average assumptions for the three and six month periods ended September 24, 2010, and September 25, 2009:

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Risk free interest rate	-	2.52%	-	2.52%
Dividend yield	-	Nil	-	Nil
Volatility factor of the expected market price of the Company's common stock	-	49.4%	-	49.4%
Weighted average expected life of the options	-	5.0 years	-	5.0 years

Using the Black-Scholes-Merton option pricing model, the weighted average fair value of the stock options granted during the three and six month periods ended September 24, 2010 was $Nil and $Nil, respectively, as compared to $0.31 and $0.30 for the same periods last year.

A summary of the Company’s stock option activity is as follows:

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009
Outstanding Options:
Balance, beginning of period	12,111,434	13,117,551	12,300,099	13,242,756
Granted	-	200,000	-	205,000
Exercised	(445,825)	-	(534,235)	-
Forfeited	(17,829)	(453,151)	(84,736)	(491,651)
Expired	(384,269)	(96,500)	(417,617)	(188,205)
Balance, end of period	11,263,511	12,767,900	11,263,511	12,767,900

As at September 24, 2010, there were 2,561,567 (March 26, 2010 - 2,059,214) options available for grant under the stock option plan approved by the Company’s shareholders on December 7, 2001.  The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $0.23 to $2.89 per share with exercise periods extending to February 2016.  The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

On January 28, 2010, the Board of Directors approved implementation of a Medium-Term Cash Incentive Plan (“MTCI Plan”) for executive officers and key employees, as well as a Deferred Share Unit Plan (“DSU Plan”) for independent directors of the Company.  Awards under both plans are settled in cash. In accordance with the Stock Compensation Topic of the FASB ASC, for stock-based awards that are cash-settled and classified as liabilities, stock-based compensation cost is re-measured at each reporting date until the date of settlement.  The fair value of units awarded is calculated based on the market price of our common shares on the date of grant, and is re-measured at each reporting date using the closing price on the TSX until the date of settlement.  Deferred compensation liabilities are reflected in other accrued liabilities and other long-term liabilities on the Company’s balance sheet.

A summary of the Company's MTCI Plan activity is as follows (in thousands except unit amounts):

	Three Months Ended September 24, 2010		Six Months Ended September 24, 2010
	MTCI Plan Units	Recorded Liability	MTCI Plan Units	Recorded Liability
Outstanding Units:
Balance, beginning of period	685,000	$120	685,000	$39
Granted	-	-	-	-
Redeemed	-	-	-	-
Forfeited	-	-	-	-
Change in liability	-	103	-	184
Balance, end of period	685,000	$223	685,000	$223

A summary of the Company's DSU Plan activity is as follows (in thousands except unit amounts):

	Three Months Ended September 24, 2010		Six Months Ended September 24, 2010
	DSU Plan Units	Recorded Liability	DSU Plan Units	Recorded Liability
Outstanding Units:
Balance, beginning of period	107,990	$190	92,500	$157
Granted	15,659	-	31,149	-
Redeemed	-	-	-	-
Forfeited	-	-	-	-
Change in liability	-	52	-	85
Balance, end of period	123,649	$242	123,649	$242

15.	Government Assistance

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  To date, the Company has recognized reimbursement of expenses under this agreement totaling $6.7 million and, therefore, will not be recognizing further reimbursements under this agreement in future periods. During the three and six month periods ended September 24, 2010, the Company’s research and development expenses were reduced by $Nil related to this agreement.  During the three and six month periods ended September 25, 2009, the Company’s research and development expenses were reduced by $Nil and $0.7 million, respectively, related to this agreement.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. If at the end of Fiscal 2016, the royalties meet or exceed $13.8 million (Cdn $14.2 million), the royalty obligation ceases. Otherwise, the royalty obligation will continue until cumulative royalties paid equal $13.8 million (Cdn $14.2 million) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. During the second quarter of Fiscal 2011 the Company paid $0.5 million related to the royalty accrued in Fiscal 2007 to Fiscal 2010.   As at September 24, 2010, accrued royalties related to this agreement were $0.3 million (March 26, 2010 - $0.5 million).

 As part of the Company’s research and development activities in the U.K. and Europe, the Company enters into research grant agreements with the U.K. government and the European Union. The agreements in place in Fiscal 2011 are for periods between two and four years in length and have a combined total allowable claim of $0.8 million. For the three and six month periods ended September 24, 2010, the Company’s research and development expenses were reduced by $45,000 and $106,000, respectively, related to these agreements.  This compares to $74,000 and $341,000 for the same periods in Fiscal 2010.

16.	Income Taxes

The Company recorded income tax expense of $0.3 million in the second quarter of Fiscal 2011, which related primarily to a $0.8 million draw down of deferred tax assets in the Company’s foreign tax jurisdictions, offset by a $0.5 million tax benefit for losses realized in the quarter used to offset the gain on sale of its Optical Products group. In the corresponding period in Fiscal 2010, the Company had an income tax expense of $46,000 relating primarily to taxes payable in foreign jurisdictions.

The Company recorded income tax expense of $769,000 for the six months ended September 24, 2010, as compared to a $64,000 tax expense for the six months ended September 25, 2009. The tax expense in the first six months of Fiscal 2011 relates to a $2.0 million draw down of foreign deferred tax assets in the Company’s foreign tax jurisdictions, offset by $1.2 million in tax savings realized on losses used to offset the gain on discontinued operations on the sale of the Optical Products group.  The tax expense in the first six months of Fiscal 2010 relates primarily to taxes payable in foreign tax jurisdictions.

The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized.  Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $240.2 million as at September 24, 2010 (March 26, 2010 – $238.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between the Company's local tax reporting currencies and functional currency.

The Company continues to pursue the closure of outstanding audit issues with various governments. The settlement of any uncertain tax positions (“UTPs”) during a Fiscal Year will result in either the tax payment or derecognition of the UTPs. Based on the information currently available, the Company expects that the unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years.

17.	Pension Plans

The Company has a defined benefit pension plan in Germany, and had a defined benefit plan in Sweden.

During the first quarter of Fiscal 2011, the Company settled its defined benefit plan in Sweden by transferring the liability effective June 1, 2010 to Alecta Pensionsförsäkring. The complete plan settlement resulted in a net loss of $1.9 million which was recorded in the first quarter of Fiscal 2011. In addition, the Company recognized a gain through OCI relating to the plan settlement of $2.8 million in the first quarter of Fiscal 2011. The amount payable on settlement was $14.6 million (113.4 million Swedish krona) plus applicable taxes, and was paid from restricted cash in the second quarter of Fiscal 2011. There is no further liability under this plan.

As at September 24, 2010, the German pension liability of $5.7 million (4.6 million euros) was insured with the Swiss Life Insurance Company. These insurance contracts valued at $5.4 million (4.4 million euros) are recorded as a plan asset and the benefit obligation has been shown net of this asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investment.

The Company also has an unfunded pension liability of $0.2 million in the U.K. related to amounts owing to a former employee of the Company. The amount is payable over the next five Fiscal years.

At the end of the second quarter of Fiscal 2011, the Company had net total pension liabilities of $0.5 million, of which $0.4 million is included in pension liabilities; and $0.1 million is included in current liabilities, as employee-related payables.

Net pension expense for the defined benefit plans was as follows (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Current service cost	$4	-	$8	-
Interest costs	73	$249	276	$424
Loss on pension settlement	-	-	1,880	-
Expected return on assets	(64)	(72)	(126)	(143)
Net pension expense	$13	$177	$2,038	$281

Excluding the payment on pension settlement, as of September 24, 2010, the Company made contributions to these pensions plans of $Nil (2010 - $24,000).

The Company expects total defined benefit payments to be as follows: Fiscal 2011 - $Nil; Fiscal 2012 - $0.1 million; Fiscal 2013 - $0.1 million; Fiscal 2014 - $0.1 million; Fiscal 2015 - $0.1 million; Fiscal 2016 to Fiscal 2020 - $0.1 million.

18.	Recovery of Current Asset

In Fiscal 2008, the Company sold its analog foundry in Swindon, U.K. to MHS Electronics U.K. Ltd. (“MHS”), a subsidiary of MHS Industries Group. At the time of sale, the Company agreed to prepay the purchase of certain wafers from MHS under a wafer supply agreement (“WSA”) and enter into a transition services agreement (“TSA”) under which a receivable balance was recorded. These items were recorded in current assets.  In conjunction with this sale, the Company obtained two legal charges against the buildings sold to MHS.  In January 2009, the Company was advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in the third quarter of Fiscal 2009, as the likelihood of recovery of amounts receivable from MHS diminished, the Company recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.  During the second quarter of Fiscal 2010, the Company received $0.8 million relating to the prepaid expense from the MHS administrator and, therefore, recorded the recovery in the period.  In connection with this receipt, the Company no longer holds legal charges against the buildings previously sold to MHS. During the second quarter of Fiscal 2011, the Company received an additional $0.3 million and recorded a recovery in the period. As the receipt of any further amounts from the MHS administrator remains uncertain, no additional recoveries have been recorded. However, discussions with the administrator indicate that there is the possibility of a nominal additional disbursement, which is anticipated to occur in the next calendar year.

19.	Discontinued Operations

On May 14, 2010, the Company completed the sale of the business, and substantially all of the assets comprising the Optical Products group (“Optical Assets”) to Tyco Electronics Corporation, for $15.0 million.  The Optical Assets represented operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.  As the operations and cash flows of the Optical Assets were eliminated from ongoing operations, with the Company having no significant continuing involvement subsequent to May 14, 2010, the Company has reported the results of operations of the Optical Assets in discontinued operations, in accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the FASB ASC.  The sale resulted in a gain of $6.5 million, net of tax, during the first quarter of Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included as discontinued operations (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Revenue	$-	$3,830	$726	$7,783

Operating income (loss) from discontinued operations	-	12	(650)	78
Gain on disposal, net of tax of $1,463	-	-	6,518	-
Income from discontinued operations	$-	$12	$5,868	$78

The following table shows the cash flows from investing activities in the first quarter of Fiscal 2011 related to the sale of the Optical Assets (in thousands):

Six Months Ended
Sept. 24, 2010

Proceeds on sale	$15,000
Payment of transaction and other costs	(1,491)
Proceeds on sale – net	$13,509

In accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the FASB ASC, the Company reclassified the results of operations of the Optical Products group to discontinued operations in the Consolidated Statements of Income (Loss).

20.	Supplementary Cash Flow Information

(in thousands)	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Cash interest paid (included in cash flow from operations)	$2,050	$1,844	$2,050	$1,844
Cash taxes paid (included in cash flow from operations)	$45	$56	$83	$74

The following table summarizes the Company’s other non-cash changes in operating activities (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Foreign currency loss on convertible debentures	$712	$3,468	$147	$7,740
Foreign currency loss (gain) on cash and restricted cash	(779)	(2,334)	1,014	(3,477)
Loss on repurchase of convertible debentures	-	316	-	316
Foreign exchange loss (gain) on pension liabilities	(986)	1,507	(986)	2,000
Loss on pension settlement	-	-	1,880	-
Contract impairment	-	-	-	809
Gain on sale of business	-	-	(6,518)	-
Other	132	(292)	106	(333)
Other non-cash changes in operating activities	$(921)	$2,665	$(4,357)	$7,055

21.	Major Customers

For the six months ended September 24, 2010 and September 25, 2009, the Company had revenues from two external customers, both major distributors, which each exceeded 10% of total net revenues.  Sales to these distributors represented the following percentage of total revenues:

	Six Months Ended Sept. 24, 2010	Six Months Ended Sept. 25, 2009

Company 1	14%	17%
Company 2	16%	12%

22.	Subsequent Event

On September 29, 2010, the Company completed the sale of its Järfälla, Sweden campus to a company affiliated with the Stendörren group.  The purchase price for the Järfälla land and buildings was $16.1 million (110.0 million Swedish krona). Under the terms of the purchase agreement, Zarlink received $13.9 million (95.0 million Swedish krona) in cash on closing, and a term note for $2.2 million (15.0 million Swedish krona). The term note is payable in principal and interest payments of $0.4 million (3.0 million Swedish krona) per year for 5 years. The purchase agreement provides that Zarlink may receive an additional purchase price cash payment of up to $1.5 million (10.0 million Swedish krona) five years after the closing date dependent on the revenues earned by the buyer under the tenant leases. The amount and timing of the gain to be recognized under US GAAP is subject to continuing involvement rules in accordance with section ASC 360 Property, Plant and Equipment. At September 24, 2010, the assets sold were included within Fixed Assets in the balance sheet, and had a net book value of approximately $1.8 million. The Company has not yet completed its analysis of the accounting treatment, which when finalized could result in deferring the gain recognition beyond Fiscal 2011.  Zarlink’s Medical Products Group research and development team will remain as one of the tenants at the Järfälla campus under a market rate lease for 10 years.